EXHIBIT 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
Exhibit 12 - Ratio of Earning to Fixed Charges
(In thousands)

	Years ended December 31
	2008	2007	2006	2005	2004
Interest expense and amortization of debt expense and premium	$46,945	$58,892	$54,028	$44,098	$41,407
Capitalized interest	729	764	617	461	398
Interest in rent expense	7,337	5,681	4,155	4,059	3,894
Total fixed charges	$55,011	$65,337	$58,800	$48,618	$45,699
Income before taxes and minority interest	$308,260	$264,931	$213,094	$174,883	$127,443
Plus:
Fixed Charges	55,011	65,337	58,800	48,618	45,699
Amortization of capitalized interest	438	398	377	358	332
Distributed income from equity investment	11,019	7,074	6,668	5,528	3,541
Less:
Capitalized interest	(729)	(764)	(617)	(461)	(398)
Income in earnings from affiliates	(11,334)	(8,236)	(7,135)	(4,790)	(15,115)
Minority interest in pre-tax income of subsidiaries
that have not incurred fixed charges	(8)	(6)	4	91	(4)
Earnings as adjusted	$362,657	$328,734	$271,191	$224,227	$161,498
Ratio of earnings to fixed charges	6.6	5.0	4.6	4.6	3.5